Madison Explorations Inc.
         NEVADA INCORPORATED DIAMOND EXPLORATION COMPANY

{MADISON EXPLORATION LOGO GOES HERE]





January 13, 2006


United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561


Re:      Madison Explorations, Inc.
         Comments related to Registration Statement No. 2 to Form 10-SB filed December 22, 2005 Amendments to Form 10-QSB for June 30, 2005 and September 30, 2005 filed December 23, 2005

         Commission File No. 0-51302

Dear Sirs:

This letter is in reply to your letter of January 10, 2005.

Below is an explanation of our modifications to our amended filing which was submitted on December 23, 2005, based on the comments you have made. The numbering system in this letter corresponds to the numbering system in your letters to us.

Part I
ITEM 1 DESCRIPTION OF BUSINESS

    1. As requested in comment 2 of our November 29, 2005 letter, please disclose how Madison became familiar with Echo Resources, Inc. In this regard, we note that there is a Mr. William A. Montgomery who was the principle shareholder of Echo in an earlier incarnation as Alphacon Corporation and may still be an officer of Echo. Please advise if Mr. William Montgomery is related to Dr. Joseph Montgomery, Vice President and Director of Madison Explorations Inc., and, if so, disclose that relationship her and under "Item 7. Certain Relationships and Related Transactions."

         Echo became aware of Madison through Madison's website and follow-up discussions resulting there from. These discussions led to Madison proposing a Letter of Intent for the option agreement on the Bulls-Eye property prior to the signing of the option agreement. There is no relationship between Mr. William A. Montgomery of Echo Resources Inc. and Dr. Joseph Montgomery, Vice President and Director of Madison Explorations Inc. It is a coincidence that the surnames of these two directors are the same.

    2. Please also advise supplementally whether or not consideration is being given to merging Echo and Madison.

         There is not any consideration being given for Madison to merge with Echo Resources Inc, or any other company at this time.

    3. We note that you have filed a consent of your accounting firm that consents to the use of their name in the "Prospectus." Since there is no prospectus involved in a form 10-SB registration statement and that no consent is required by Form 10-SB, please advise why this language has been included.

         The use of the word "Prospectus" was included in the accounting firm consent letter erroneously. It has been removed and a new consent letter has been included.

         AMENDED FORMS 10-QSB FOR JUNE 30, 2005 AND SEPTEMBER 30, 2005
         ITEM 4.  EVALUATION ON DISCLOSURE ON CONTROLS AND PROCEDURES

    4. We note that your revised disclosure in response to prior comment 20. Please ensure that future filings contain the entire definition of the term "Controls and Procedures" in Exchange Act 13a-15(e) or that you refer to the rule itself.

         We will ensure that future filings contain the entire definition of the term "Controls and Procedures" in Exchange Act 13a-15(e) or we will refer to the rule itself.


    5.   Please revise the "Conclusions" paragraph to state clearly that:

          - the controls and procedure are designed to provide reasonable assurance that the necessary information as defined in Rule 13a-15(e) is available to the Chief Executive Officer and to the Chief Accounting Officer on a timely basis, and:

         - the two specified officers state, if true, that the controls and procedures are effective in this function.

         We have modified the "Conclusions" paragraph to read:

         "Based upon their evaluation of our controls, our Chief Executive Officer and Chief Financial Officer have concluded that, subject to the limitations noted above, the necessary information as defined in Rule 13a-15(e) is available to the Chief Executive Officer and to the Chief Financial Officer on a timely basis, and the two specified officers state, if true, that the controls and procedures are effective in this function.

         There were no changes in our internal controls that occurred during the quarter covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls."


Regards,



/s/ KEVIN STUNDER
___________________________
Kevin Stunder
Chief Executive Officer
Madison Explorations, Inc.